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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                 InsynQ, Inc. (formerly Xcel Management, Inc.)
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  45809X 10 5
              --------------------------------------------------
                                (CUSIP Number)


                               M. Carroll Benton
                              ------------------
                               c/o InsynQ, Inc.
                               ----------------
                              1101 Broadway Plaza
                              -------------------
                           Tacoma, Washington 98402
                           ------------------------
                                (253) 284-2000
                                --------------

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                August 3, 2000
           ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                                    1 of 5
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                                  SCHEDULE 13D

CUSIP No.  98388K 309                                      Page  2  of 7  Pages
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

         Ms. M. Carroll Benton
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
          OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          Canada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                              3,893,912
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                 183,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                              3,893,912
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                              183,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

         4,076,912
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
         [  ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         20.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
         IN
------------------------------------------------------------------------------


                                    2 of 5
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ITEM 1. SECURITY AND ISSUER.

This statement relates to the common stock, par value $0.001 per share (the "Issuer Common Stock"), of InsynQ, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1101 Broadway Plaza, Tacoma, Washington, 98402.


ITEM 2. IDENTITY AND BACKGROUND.

This statement is being filed by Ms. M. Carroll Benton, an individual (the "Reporting Person"). The Reporting Person's principal occupation is that of Secretary and Treasurer of the Issuer. The Reporting Person's business address is 1101 Broadway Plaza, Tacoma, Washington, 98402.

The Reporting Person has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States.

The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On August 3, 2000, pursuant to a Plan of Merger (the "Plan"), Xcel Management, Inc., a Utah corporation, completed a reincorporation merger in which it merged with its wholly-owned subsidiary, InsynQ, Inc., a Delaware corporation. Under the terms of the Plan of Merger, each shareholder of Xcel common stock received two shares of InsynQ common stock. The Plan is attached as Exhibit A hereto
                                                           ---------


ITEM 4.   PURPOSE OF TRANSACTION.

(a) - (b) See the discussion of the Merger in Item 3 above.

(c)       Not applicable.


      (d) Upon consummation of the Merger, the directors and the initial officers of the Issuer were the directors and officers of Xcel.

      (e) See the discussion of the Merger in Item 3 above.

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     (f)   Other than as a result of the Merger described in Item 3 above, not applicable.

     (g)   Not applicable.

     (h)   Not applicable.

     (i)   Not applicable.

     (j) Other than as described above, the Reporting Person currently has no plan or proposal for an action similar to or which relates to, or may result in, any of the matters listed in Items 4(a) - (j) of this Schedule 13D (although the Reporting Person reserves the right to develop such plans or proposals).


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person beneficially owns and has the sole power to vote and dispose of 3,893,912 shares of Issuer Common Stock, representing approximately 20.6% of the shares of Issuer Common Stock outstanding.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A  Plan of Merger

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                                   Signature

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



August 9, 2000                  /s/ M. Carroll Benton
                              --------------------------------
                              Name:  M. Carroll Benton

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                                                                       Exhibit A
                                                                       ---------


PLAN OF MERGER


     THIS PLAN OF MERGER dated as of June 30, 2000, is made and entered into by and between Xcel Management, Inc., a Utah corporation ("Xcel"), and Insynq, Inc., a Delaware corporation and a wholly-owned subsidiary of Xcel ("Insynq"). Insynq is sometimes hereinafter referred to as the "Surviving Corporation" and Xcel and Insynq are sometimes hereinafter collectively referred to as the "Constituent Corporations."

                                 WITNESSETH

     WHEREAS, Xcel is a corporation duly organized and existing under the laws of the state of Utah, having an authorized capital of 50,000,000 shares of common stock, par value $0.001 per share (the "Common Stock of Xcel"), of which 9,790,379 shares are issued and outstanding as of the date hereof; and

     WHEREAS, Insynq is a corporation duly organized and existing under the laws of the state of Delaware, having an authorized capital of 100,000,000 shares of common stock, par value $0.001 (the "Common Stock of Insynq"), of which 1,000 shares are issued and outstanding as of the date hereof, 10,000,000 shares of Class A common stock, par value $0.001 per share of which no shares are issued and outstanding, and 10,000,000 shares of Preferred Stock, par value $0.001 per share, of which no shares are issued and outstanding. All of the outstanding shares of Common Stock of Insynq are owned by Xcel; and

     WHEREAS, the respective boards of directors of Xcel and Insynq have each duly approved this Plan of Merger (the "Plan") providing for the merger of Xcel with and into Insynq with Insynq as the Surviving Corporation as authorized by the statutes of the state of Utah and Delaware, all for the purpose of changing the state of domicile of Xcel; and

     NOW THEREFORE, based on the foregoing premises and in consideration of the mutual covenants and agreements herein contained, and for the purpose of setting forth the terms and conditions of said merger and the manner and basis of causing the shares of Common Stock of Xcel to be converted into shares of Common Stock of Insynq and such other provisions as are deemed necessary or desirable, the parties hereto have agreed and do hereby agree, subject to the approval and adoption of this Plan by the requisite vote of the stockholders of each Constituent Corporation, and subject to the conditions hereinafter set forth, as follows:

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                                   ARTICLE I

                   MERGER AND NAME OF SURVIVING CORPORATION

     On the effective date of the merger, Xcel and Insynq shall cease to exist separately and Xcel shall be merged with and into Insynq, which is hereby designated as the "Surviving Corporation," the name of which on and after the effective date of the merger shall be "Insynq, Inc.," or such other name as may be available and the parties may agree to.

                                  ARTICLE II

                        TERMS AND CONDITIONS OF MERGER

     The terms and conditions of the merger are (in addition to those set forth elsewhere in this Plan) as follows:

          (a) On the effective date of the merger:

               (1) Xcel shall be merged into Insynq to form a single corporation, and Insynq shall be, and is designated herein as, the Surviving Corporation;

               (2) the separate existence of Xcel and Insynq shall cease;

               (3) the Surviving Corporation shall have all the rights, privileges, immunities, and powers and shall be subject to all duties and liabilities of a corporation organized under the Delaware General Corporation Law; and

               (4) the Surviving Corporation shall thereupon and thereafter possess all the rights, privileges, immunities, and franchises, of a public as well as of a private nature, of each of the Constituent Corporations; and all property, real, personal, and mixed, and all debts due of whatever account, including subscriptions to shares, and all other choses in action, and all and every other interest, of or belonging to or due to each of the Constituent Corporations, shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed; the title to any real estate, or any interest therein, vested in either Constituent Corporation shall not revert or be in any way impaired by reason of the merger; the Surviving Corporation shall thenceforth be responsible and liable for all the liabilities and obligations of each of the Constituent Corporations; any claim existing or action or proceeding pending by or against either of such Constituent Corporations may be prosecuted as if the merger had not taken place, or the Surviving Corporation may be substituted in place of either of the Constituent Corporations; and neither the rights of creditors nor any liens on the property of either of the Constituent Corporations shall be impaired by the merger.

          (b) On the effective date of the merger, the board of directors of the Surviving Corporation and the members thereof, shall be: John P. Gorst, M. Carroll Benton and David D. Selmon, to serve thereafter in accordance with the bylaws of the Surviving Corporation and until their respective successors shall have been duly elected and qualified in accordance with the bylaws of the Surviving Corporation.

          (c) On the effective date of the merger, the officers of the Surviving Corporation shall be: John P. Gorst, president and chief executive officer,
     M. Carroll Benton, secretary/treasurer, and D.J. Johnson, vice president and chief financial officer, such officers to serve thereafter in accordance with the bylaws of the Surviving Corporation and until their respective successors shall have been duly elected and qualified in accordance with such bylaws and the laws of the state of Delaware.

     If on the effective date of the merger, a vacancy shall exist in the board of directors or in any of the offices of the Surviving Corporation, such vacancy may be filled in the manner provided in the bylaws of the Surviving Corporation.

                                  ARTICLE III

                     MANNER AND BASIS OF CONVERTING SHARES

     The manner and basis of converting the shares of Common Stock of Xcel into shares of the Common Stock of Insynq and the mode of carrying the merger into effect are as follows:

          (a) Each share of Common Stock of Xcel issued and outstanding on the effective date of the merger shall, without any action on the part of the holder thereof, be converted into two (2) fully paid and non-assessable shares of Common Stock of Insynq, all of which shares shall be, on conversion and issuance, validly issued and outstanding, fully paid, and non-assessable, and shall not be liable to any further call, nor shall the holder thereof be liable for any further payments with respect thereto. Any shares of Common Stock of Xcel held by Xcel as treasury stock shall be cancelled and not entitled to any rights.

          (b) After the effective date of the merger, each holder of an outstanding certificate which prior thereto represented shares of the Common Stock of Xcel shall be entitled, on surrender thereof to the transfer and exchange agent of Insynq, to receive in exchange therefor a certificate or certificates representing the number of whole shares of the Common Stock of Insynq into which the shares of Common Stock of Xcel so surrendered shall have been converted as set forth above, of such denominations and registered in such names as such holder may request. Until so surrendered, each such outstanding certificate which, prior to the effective date of the merger, represented shares of the Common Stock of Xcel shall, for all purposes, evidence the ownership of the shares of Common Stock of Insynq into which such shares shall have been converted; provided, that dividends or other distributions which are payable in respect to shares of Common Stock of Insynq into which shares of Common Stock of Xcel shall have been converted shall be set aside by Insynq and shall not be paid to holders of certificates representing such shares until such certificates shall have been surrendered in exchange for certificates representing shares of Common Stock of Insynq, and on such surrender, holders of such shares shall be entitled to receive such dividends or other distributions without interest. Insynq shall not issue any fractional interest in shares of Common Stock of Insynq in connection with the aforesaid conversion.

          (c) All shares of Common Stock of Insynq into which shares of the Common Stock of Xcel shall have been converted pursuant to this Article III shall be issued in full satisfaction of all rights pertaining to the shares of Common Stock of Insynq.

          (d) All shares of Common Stock of Insynq outstanding immediately prior to the effective date of the merger shall be cancelled.

          (e) If any certificate for shares of Common Stock of Insynq is to be issued in a name other than that in which the certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange pay to Insynq or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for shares of Common Stock of Insynq in any name other than that of the registered holder of the certificate surrendered, or establish to the satisfaction of Insynq or any agent designated by it that such tax has been paid or is not payable.

          (f) On the effective date of the merger, all outstanding warrants and options of Xcel (the "Xcel warrants and options"), shall be automatically converted into warrants and options of Insynq (the "converted warrants and options"), on identical terms as the Xcel warrants and options, except that each share issuable under Xcel warrants and options shall be converted into two (2) shares of Insynq stock issuable under the converted warrants and options, consistent with the exchange of outstanding shares of Xcel set forth in subparagraph (a) above.

                                  ARTICLE IV

                     ARTICLES OF INCORPORATION AND BYLAWS

     The articles of incorporation of Insynq shall, on the merger becoming effective, be and constitute the articles of incorporation of the Surviving Corporation unless and until amended in the manner provided by law.

     The bylaws of Insynq shall, on the merger becoming effective, be and constitute the bylaws of the Surviving Corporation unless and until amended in the manner provided by law.

                                   ARTICLE V

                    OTHER PROVISIONS WITH RESPECT TO MERGER

     This Plan shall be submitted to a vote of a meeting of shareholders of each of the Constituent Corporations as provided by the laws of the states of Utah and Delaware. After the approval or adoption thereof by the shareholders of each Constituent Corporation in accordance with the requirements of the laws of the states of Utah and Delaware, all required documents shall be executed, filed, and recorded, and all required acts shall be done in order to accomplish the merger under the provisions of the laws of the states of Utah and Delaware.

                                  ARTICLE VI

                  APPROVAL AND EFFECTIVE DATE OF THE MERGER;
                             MISCELLANEOUS MATTERS

     Following approval of the merger on behalf of the Constituent Corporation in accordance with the laws of the states of Utah and Delaware, the Articles of Merger or a Certificate of Merger (with this Plan attached as part thereof), setting forth the information required by, and executed and verified in accordance with, the laws of the states of Utah and Delaware, respectively, shall be filed in the Office of the Secretary of State of the states of Utah and Delaware, respectively, and the Secretary of State of the states of Utah and Delaware, respectively, shall have issued a certificate reflecting such filing. The date of the last of such filings shall be deemed the "effective date" of the merger.

     If at any time the Surviving Corporation shall deem or be advised that any further grants, assignments, confirmations, or assurances are necessary or desirable to vest, perfect, or confirm title in the Surviving Corporation, of record or otherwise, to any property of Insynq or Xcel acquired or to be acquired by, or as a result of, the merger, the officers and directors of Insynq or Xcel or any of them shall be, and they hereby are, severally and fully authorized to execute and deliver any and all such deeds, assignments, confirmations, and assurances and to do all things necessary or proper so as to best prove, confirm, and ratify title to such property in the Surviving Corporation and otherwise carry out the purposes of the merger and the terms of this Plan.

     For the convenience of the parties and to facilitate the filing and recording of this Plan, any number of counterparts hereof may be executed, and each such counterpart shall be deemed to be an original instrument and all such counterparts together shall be considered one instrument.

     This Plan shall be governed by and construed in accordance with the laws of the state of Utah.

     This Plan cannot be altered or amended, except pursuant to an instrument in writing signed on behalf of the parties hereto.

     IN WITNESS WHEREOF, each Constituent Corporation has caused this Plan of Merger to be executed by its president and secretary and by a majority of its board of directors, all as of the date first-above written.




                                    XCEL MANAGEMENT, INC.,
                                     a Utah Corporation
ATTEST:


  /s/ M. Carroll Benton             By /s/ John P. Gorst
----------------------------          --------------------------------------
Secretary                             John P. Gorst, Chief Executive Officer


                                    INSYNQ, INC.,
                                     a Delaware Corporation
ATTEST:


 /s/ M. Carroll Benton              By /s/ John P. Gorst
-----------------------------         --------------------------------------
Secretary                             John P. Gorst, President